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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   SILLERMAN             ROBERT                  F.X.
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   (Last)               (First)                 (Middle)

    150 EAST 58TH STREET   19th FLOOR
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                                    (Street)

    NEW YORK             NEW YORK               10155
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   SFX BROADCASTING, INC.  (SFXBA)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   APRIL, 1996
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


       CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
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          Table I -- Non-Derivative Securities Acquired, Disposed of,
                            or Beneficially Owned
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                                                                                                                6.
                                                                4.                              5.             Owner-
                                                                Securities Acquired (A) or      Amount of      ship
                                                   3.           Disposed of (D)                 Securities     Form:     7.
                                                   Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                     2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                   Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                    Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                           (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
                   2.                                                                                    Deriv-    of
                   Conver-                    5.                              7.                         ative     Deriv-   11.
                   sion                       Number of                       Title and Amount           Secur-    ative    Nature
                   of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                   Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                   cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                   Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                 of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative         ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security           Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)         ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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CLASS A COMMON     33.75    4/15/96  J(1)     300,000       IMMED    4/15/02  CLASS A   300,000   (1)     300,000   I        (2)
STOCK WARRANT                                                                 COMMON
(right to buy)                                                                STOCK
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Explanation of Responses:

(1) Acquired pursuant to an agreement between SFX Broadcasting, Inc. (the "Company") and Sillerman Communications Management Corporation ("SCMC") pursuant to which SCMC assigned to the Company its rights to receive certain fees for consulting and marketing services and the Company and SCMC terminated the arrangement pursuant to which SCMC performed financial consulting services for the Company. The Company has also agreed to issue to SCMC, subject to shareholder approval, an additional warrant to purchase 300,000 shares of Class A Common Stock.

(2) By SCMC


  /s/ ROBERT F.X. SILLERMAN                                9/24/96
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.